FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of May 2009

Commission File Number: 000-30850

Valcent Products Inc.
789 West Pender Street
Suite 1010
Vancouver, BC, Canada V6C 1H2

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F __X___   Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes _____     No __X__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes _____     No __X__

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _____     No __X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Report of Foreign Private Issuer

On May 27, 2009, Valcent Products, Inc. (the “Company”) began distribution of a Notice of Special Meeting of Shareholders, an Information Circular, and an Instrument of Proxy with respect to a special meeting of shareholders to be held on June 22, 2009.  At that meeting the Company’s shareholders will be asked to consider two proposals: one to approve a reduction in the Company’s stated capital of its common shares; and the second to approve a consolidation of the Company’s common shares on the basis of eighteen common shares into one common share.

EXHIBIT INDEX

Exhibit
Number                      Description of Exhibit

99.1           Notice of Special Meeting of Shareholders
99.2           Information Circular
99.3           Instrument of Proxy

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Valcent Products Inc.

By: /s/ George Orr________________
                                                                       Name:  George Orr
      Title:  Chief Financial Officer and Director